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SEC FILE NUMBER
001-11919

CUSIP NUMBER
879 939 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TeleTech Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

9197 S. Peoria Street

Address of Principal Executive Office (Street and Number)
Englewood, Colorado 80112

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
TeleTech Holdings, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “First Quarter 2008 10-Q”) as soon as practicable, but the Company does not anticipate that it will be able to file the First Quarter 2008 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.
As set forth in the Company’s Current Report on Form 8-K, filed on February 21, 2008, and in its Form 12b-25, filed on March 3, 2008 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”), the Company’s Audit Committee has reviewed the Company’s equity-based compensation practices from 1996 through August 2007 (the “Review”). As a result of the Review and management’s own internal review, the Company concluded that it would be necessary to record additional equity-based compensation expense during the accounting periods covered by the Review and, as a result, to restate its financial statements. The Company is currently working diligently with its current and former independent registered public accounting firms, PricewaterhouseCoopers LLP and Ernst & Young LLP, respectively, to: (i) finalize the amount of the accounting adjustments resulting from the Review, as well as determine the appropriate periods for the accounting adjustments covered by the Review; (ii) complete the audits of the Company’s financial statements (the “Audits”) and the quarterly reviews of the Company’s financial statements for the quarters ended September 30, 2007 and March 31, 2008 (the “Quarterly Reviews”); and (iii) conduct a thorough review of all internal controls over financial reporting. Accounting adjustments for the fiscal years 2005 and 2006 and the first two quarters of 2007 will be reflected in financial statements that will be included in the Company’s 2007 Annual Report on Form 10-K. Accounting adjustments relating to prior accounting periods, from 1996 through 2004, will be reflected as adjustments to the beginning balances of stockholders’ equity in 2005. The Company is also working to prepare financial statements for the quarter ended March 31, 2008, but the Company will not be able to file the First Quarter 2008 10-Q until the Company finalizes the amount of the accounting adjustments described above, completes the Audits, Quarterly Reviews and review of internal controls over financial reporting.
As a result of the Review, the Company also concluded that it has a material weakness in its internal control over financial reporting with respect to its equity compensation practices for 2007. The Company is in the process of remediating this material weakness by, among other things, implementing recommendations made by the Audit Committee in conjunction with the Review. As stated above, the Company is also in the process of conducting a thorough review of all of its internal controls over financial reporting in conjunction with the Audits. There can be no assurance that other control deficiencies that could be material weaknesses will not be identified. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The existence of one or more material weaknesses would preclude a conclusion by management, and by the Company’s independent registered public accounting firm, that the Company’s internal control over financial reporting was effective as of December 31, 2007.
Upon completion of the tasks listed above, the Company intends to file the First Quarter 2008 10-Q, along with the 2007 Form 10-K and the Form 10-Q for the quarter ended September 30, 2007.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Alan Schutzman, Executive Vice President, General Counsel & Secretary	(303)	397-8747
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has not yet filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 or its Annual Report on Form 10-K for the year ended December 31, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

An estimate of results of operations is not currently possible because the Company has focused its efforts and resources on completing the tasks listed in Part III above, which tasks may also affect our results of operations in the first quarter of 2008.
In the First Quarter 2008 Form 10-Q, the Company expects to report:
•	First quarter 2008 revenue of $368 million, a 10.5% increase over first quarter 2007 revenue of $333 million;
•	Cash and cash equivalents of approximately $98 million as of March 31, 2008, as compared to $62 million as of March 31, 2007;
•	Total debt of $74 million as of March 31, 2008, as compared to $53 million as of March 31, 2007; and
•	Capital expenditures, net of investment incentives, of $15 million in the first quarter of 2008 (approximately 80 percent of capital expenditures in the first quarter 2008 were for growth related needs, with the balance for improving the Company’s embedded infrastructure).
The Company will report additional quarterly business results in a press release and Current Report on Form 8-K expected to be filed later today (Tuesday, May 13, 2008).

TeleTech Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By	/s/ Kenneth D. Tuchman

KENNETH D. TUCHMAN
Chief Executive Officer